

16014013

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bridge Capital Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 Main Street
(No. and Street)

Lilburn	GA	30047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carrie Wisniewski (770) 923-9632
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carrie Wisniewski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bridge Capital Associates, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



OFFICIAL SEAL
TIFFANY MESSENGER
Notary Public, Georgia
BARROW COUNTY
My Commission Expires
FEBRUARY 9, 2020

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

BRIDGE CAPITAL ASSOCIATES, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Owner of Bridge Capital Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Bridge Capital Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Bridge Capital Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bridge Capital Associates, Inc.'s management is responsible for Bridge Capital Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2016
Atlanta, GA



RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Owner of
Bridge Capital Associates, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Bridge Capital Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Bridge Capital Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Bridge Capital Associates, Inc. stated that Bridge Capital Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bridge Capital Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bridge Capital Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2016
Atlanta, GA



RUBIO CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Owner of
Bridge Capital Associates, Inc.

We have audited the accompanying financial statements of Bridge Capital Associates, Inc. which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Bridge Capital Associates, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bridge Capital Associates, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Bridge Capital Associates, Inc. financial statements. The information is the responsibility of Bridge Capital Associates, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2016
Atlanta, Georgia



RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Owner of
Bridge Capital Associates, Inc.

We have audited the accompanying statement of financial condition of Bridge Capital Associates, Inc. as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. Bridge Capital Associates, Inc. management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bridge Capital Associates, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

February 26, 2016
Atlanta, Georgia



RUBIO CPA, PC

BRIDGE CAPITAL ASSOCIATES, INC.
Financial Statements
December 31, 2015
With Report of Registered Public
Accounting Firm

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	694,319
Accounts receivable		110,864
Prepaid expenses		31,105
Equipment and leasehold improvements, net of depreciation of $25,851		22,612
Due from related parties		2,270
Total Assets	***$***	***861,170***

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and other accrued liabilities	$	84,349
Distribution payable		300,000
Due to stockholder		174
Note payable — insurance financing		11,394
Deferred revenue		46,550
Total Liabilities		442,467
STOCKHOLDER'S EQUITY		***418,703***
Total Liabilities and Stockholder's Equity	***$***	***861,170***

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

REVENUES	
Commissions	$ 21,054,919
Fees from branches and brokers	313,283
Interest income	272
Other income	9
Total revenues	21,368,483
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions and fees	20,095,403
Employee compensation and benefits	244,128
Occupancy	47,660
Other operating expenses	513,510
Total expenses	20,900,701
NET INCOME	$ 467,782

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 467,782
Adjustments to reconcile net income to net cash used by operations:	
Depreciation	2,450
Decrease in accounts receivable	5,565
Increase in accounts payable and accrued liabilities	92,107
Decrease in prepaid expenses and other assets	39,081
Decrease in due from related party	90,722
NET CASH USED BY OPERATING ACTIVITIES	697,707
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	(4,941)
NET CASH USED BY INVESTING ACTIVITIES	(4,941)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(403,281)
NET CASH USED BY FINANCING ACTIVITIES	(403,281)
NET INCREASE IN CASH AND CASH EQUIVALENTS	289,485
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	404,834
End of year	$ 694,319

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2015

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2014	100	$ 100	$ 27,400	$ 326,702	$ 354,202
Net income				467,782	467,782
Distributions to stockholder				(403,281)	(403,281)
Balance, December 31, 2015	100	$ 100	$ 27,400	$ 391,203	$ 418,703

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Bridge Capital Associates, Inc. (the "Company"), a Georgia corporation, was organized in January 2007 and became broker-dealers in July 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company provides a full service brokerage firm platform for investment bankers and mergers and acquisitions professionals through an independent contractor business model that allows investment banking professionals to maintain their existing corporate identity and infrastructure with minimal modifications required in order to achieve full compliance with SEC, FINRA and state rules and regulations.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balance at times may exceed federally insured limits.

Income Taxes: The Company has elected S corporation status. Income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable from branches and brokers that are due in accordance with the terms agreed upon.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer and broker receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Commission Revenues: Commission revenues include fees from securities offerings in which the company acts as agent. Commission revenues are recorded upon settlement.

Equipment and Leasehold Improvements: Equipment and Leasehold Improvements are recorded at cost. Depreciation is provided by use of straight line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Advertising Costs: Adverting costs are charged to expense as incurred.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $251,852 which was $225,458 in excess of its required net capital of $26,394 and its ratio of aggregate indebtedness to net capital was 1.57 to 1.0.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE C – RELATED PARTIES AND LEASE COMMITMENTS

The sole shareholder of the Company is also the sole shareholder of B/D Compliance Associates, Inc. (BDCA) and SEC Compliance Associates, Inc. (SEC) and is the sole member of Headstrong Properties, LLC (Headstrong). BDCA and SEC are regulatory compliance consulting firms, and Headstrong owns the office building where the Company maintains its main office.

The Company has an expense sharing agreement with BDCA. Under the agreement, BDCA provides the Company with certain general and administrative support in exchange for fees. Expenses under the expense sharing agreement for 2015 were approximately $281,237. As of December 2015, the Company had an intercompany receivable from BDCA of $167,152. Management determined that the receivable was doubtful for collection and wrote off the full amount to bad debt effective December 2015.

The Company declared distributions totaling $403,281 to its owner of which $300,000 was unpaid at December 31, 2015.

NOTE C — RELATED PARTIES AND LEASE COMMITMENTS (CONTINUED)

The Company leases space in buildings owned by Headstrong in Lilburn, Georgia and Ponce Inlet, Florida under short-term leases that total $3,500 per month. Rent expense under these related party lease agreements totaled $42,000 for the year ended December 31, 2015.

NOTE D — LINE OF CREDIT

The Company has a $50,000 revolving line of credit agreement with a bank, which expires on May 30, 2016. The line of credit bears interest at 5% per annum payable monthly, and is personally guaranteed by the stockholder. At December 31, 2015, there was no outstanding balance.

NOTE E — NOTE PAYABLE-INSURANCE

The note payable related to insurance premium financing bears interest at 4.3% and requires monthly payments of principal and interest through June 2016.

NOTE F – CONCENTRATIONS

Approximately 63% of the commissions earned were earned from five customers in 2015.

SUPPLEMENTAL INFORMATION

SCHEDULE I
BRIDGE CAPITAL ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL:

Total stockholder's equity	$ 418,703
Less non allowable assets:	
Prepaid expenses	(31,105)
Accounts receivable	(110,864)
Equipment, household improvements	(22,612)
Due from affiliates	(2,270)
	(166,851)
Net capital before haircuts	251,852
Less haircuts	0
Net capital	251,852
Minimum net capital required	26,394
Excess net capital	$225,458
Aggregate indebtedness, liabilities less unearned revenue	$395,917
Net capital based on aggregate indebtedness	$ 26,394
Ratio of aggregate indebtedness to net capital	1.57 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

Net capital as reported in Part IIA of Form X-17 a-5	$ 250,618
Unreconciled Differences	1,234
Net capital as reported above	$ 251,852

BRIDGE CAPITAL ASSOCIATES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.